FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of July 2010
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Jean-Georges Malcor is appointed
Chief Executive Officer of CGGVeritas
PARIS, France — July 1 2010
CGGVeritas (ISIN: 0000120164 — NYSE: CGV): As announced at the beginning of the year, the Board of Directors of CGGVeritas, led by Chairman and Chief Executive Officer Robert Brunck, met on June 30th, 2010 to confirm their decision to split the functions of Chairman and Chief Executive Officer. Robert Brunck will continue as Chairman of the Board and Jean-Georges Malcor is appointed Chief Executive Officer.
Commenting on the decision, Robert Brunck said “Jean-Georges and I have worked together since January 2010 on the evolution of our governance, sharing a common vision to build the world’s leading geophysical company with comprehensive and unsurpassed technology and operational excellence. I know that Jean-Georges, with his abilities, his indisputable know-how and his strong managerial and personal skills will successfully carry out the future development of CGGVeritas. As for myself, I will carry on as Chairman of the Board, with a continued focus on governance and the implementation of our profitable growth strategy.”
Jean-Georges Malcor said: “Over the past months I visited our clients and staff around the world and have been impressed with the depth of our technology, the level of commitment of our people, and the long-term relationships we have formed with our clients and partners. I am very honored to have been selected by the Board of Directors to succeed Robert Brunck as CEO. Looking forward, I will focus my efforts and energy on continuing the development of the company, for the benefit of our clients, our staff and our shareholders.”
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 1, 2010	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate